# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KNOW LABS, INC., CIK 0001074828
CUSIP: 499238202
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 619 Western Avenue, Suite 610, Seattle, Washington (WA), 98104
Date of event which requires filing of this statement: 08/06/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001161697-25-000190
Filed by CIK 0001560637

## Reporting persons
- Clayton A Struve: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 11,899,716; shared voting power 0; sole dispositive power 11,899,716; shared dispositive power 0; aggregate amount beneficially owned 11,899,716 (3.1% of the class)
  Comment: Explanatory Note. This Amendment No. 1 to Schedule 13G ("Amendment No.1") is filed to amend the Schedule 13G filed by the Reporting Person named therein with the Securities and Exchange Commission ("SEC") on June 12, 2025 with respect to Know Labs, Inc. (the "Issuer") (the "Original Schedule 13G"). This Amendment No. 1 is the final amendment to the Schedule 13G and constitutes an "exit filing" for the Reporting Person. As a result of the closing of the Issuer's private placement ("Private Placement") with Goldeneye 1995 LLC on August 6, 2025 ("Closing"), the Reporting Person has ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock of the Issuer. See Item 4 below.

## Item 1. Issuer
Name of issuer: KNOW LABS, INC.
Address of issuer's principal executive offices: 619 Western Avenue, Suite 610, Seattle WA 98104

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by the following person pursuant to Rule 13d-1 promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): Clayton A Struve
Address of principal business office or, if none, residence: 175 West Jackson Blvd., Suite 440, Chicago, IL 60604
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 11,899,716 shares of Common Stock
Percent of class:
3.1% (1)

(1) Based upon 384,234,130 shares of common stock issued and outstanding as of August 7, 2025. The Reporting Person's direct and indirect ownership consists of: (i) 11,646,819 shares of Common Stock; and (ii) 252,897 warrants to purchase Common Stock.

In connection with the Closing of the Private Placement, the Reporting Person converted all outstanding shares of Series C Preferred Stock and Series D Preferred Stock into an aggregate of 7,569,299 shares of Common Stock and all accrued and unpaid dividends were converted into an aggregate of 764,141 shares of Common Stock. Additionally, the Reporting Person converted, and was repaid cash in part, for all outstanding debts and accrued but unpaid interest owed by the Issuer into an aggregate 3,295,379 shares of Common Stock. As a result, the following notes and debentures were extinguished in full: (a) 10% Convertible Redeemable Note, dated September 30, 2016; (b) Senior Secured Convertible Redeemable Debenture, dated August 14, 2017, (c) Senior Secured Convertible Redeemable Debenture, dated December 12, 2017; and (c) Senior Secured Convertible Redeemable Debenture, dated February 28, 2018, each (a)-(d) as amended, modified and supplemented from time to time.

The foregoing descriptions of the Private Placement and the transactions contemplated hereby in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the Issuer's Current Report on Form 8-K, dated August 7, 2025, and is incorporated herein by reference.
Sole power to vote or to direct the vote: 11,899,716
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 11,899,716
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Clayton A Struve: /s/ Clayton A Struve, Clayton A Struve / Individual (08/08/2025)